UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

PMA Capital Corporation
(Exact name of registrant as specified in its charter)

Pennsylvania	23-2217932
(State of incorporation or organization)	(IRS Employer Identification No.)

380 Sentry Parkway, Blue Bell, Pennsylvania	19422
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on
to be so registered	which each class is to be registered

Rights to Purchase Preferred Stock	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates:
(if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

_____________________________________None.____________________________________
(Title of Class)

Item 1.  Description of Registrant’s Securities to be Registered.

On August 6, 2009, the Board of Directors (the “Board”) of PMA Capital Corporation (the “Company”)approved and adopted a Section 382 Rights Agreement, dated as of August 6, 2009, between the Company and American Stock Transfer & Trust Company, LLC (“AST”), as Rights Agent (the “Section 382 Rights Plan”).  Pursuant to the Section 382 Rights Plan, the Board approved a declaration of a dividend distribution of one preferred share purchase right (a “Right”) for each outstanding share of Class A Common Stock, par value $5.00 per share (“Class A Stock”). The dividend will be distributed to the shareholders of record at the close of business on August 17, 2009 (“Record Date”).

The Board adopted the Section 382 Rights Plan to help protect shareholder value.  The Section 382 Rights Plan is designed to protect the Company’s ability to use its tax net operating loss carryforwards (“NOLs”) to reduce potential future federal income tax obligations.  As of June 30, 2009, the Company had NOLs of approximately $230 million.  Under the Internal Revenue Code of 1986 (the “Code”) and rules promulgated by the Internal Revenue Service, the Company may carry forward the NOLs under certain circumstances to offset future income and thereby reduce its federal income tax liability.  Provided that the NOLs do not become limited, the Company believes that it will be able to use a significant amount of the NOLs.  However, pursuant to Section 382 of the Code (“Section 382”), if the Company experiences an “ownership change” in which holders of 5% or more of the Company’s Class A Stock collectively acquire 50% or more of the outstanding Class A Stock, the Company’s ability to use the NOLs will be severely limited, and the value of the NOLs could be significantly impaired.

The following summary of the Section 382 Rights Plan does not purport to be complete and is qualified in its entirety by reference to the Section 382 Rights Plan, which is filed as Exhibit 1 to this Form 8-A.

The Rights.  The Rights are intended to protect the Company’s NOLs by deterring any person or group from triggering Section 382 by acquiring 5% or more of the Company’s Class A Stock without the approval of the Board.  The Board has authorized the issuance of a Right with respect to each share of Class A Stock outstanding on the Record Date. The Rights will initially trade with, and will be inseparable from, the Class A Stock, and no separate Rights certificates will be issued. The Rights will be evidenced only by certificates that represent shares of Class A Stock or, with respect to uncertificated shares, by ownership statements.  New Rights will accompany any new shares of Class A Stock issued after the Record Date until the date when the Rights become exercisable.

Exercise Price.  If the Rights become exercisable, each Right will allow its holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock (“Preferred Share”) for the price of $35 (“Exercise Price”). Prior to exercise, the Right does not give its holder any dividend, voting, liquidation or other rights as a shareholder of the Company.

Exercisability. The Rights will separate from the Class A Stock and become exercisable as of the date (the “Distribution Date”) which is the earlier of:

•
10 Business Days after the date of a public announcement that a person or group of affiliated or associated persons has become an “Acquiring Person” by obtaining beneficial ownership of 5% or more of the outstanding Class A Stock, except pursuant to a “Permitted Offer” (defined below), and

•
10 Business Days after a person or group begins, or publicly announces its intent to begin, a tender or exchange offer, which, if consummated, would result in that person or group becoming an Acquiring Person.

However, in general, a person who owned 5% or more of the outstanding shares of Class A Stock on August 6, 2009 and properly filed a Schedule 13G with respect to such ownership prior to August 6, 2009 will not be an Acquiring Person so long as such person does not acquire additional shares of Class A stock so that such person’s ownership equals or exceeds 10% of the Company’s outstanding Class A Stock at any time.  Also, a person will not be an Acquiring Person if the Board determines that the person’s beneficial ownership of 5% or more of the outstanding Class A Stock will not jeopardize or endanger the Company’s use of the NOLs.

After the Distribution Date, the Rights will separate from the Class A Stock and be evidenced by Rights certificates that the Company will mail to all eligible holders of Class A Stock. Any Rights held by an Acquiring Person and certain transferees of an Acquiring Person will be void and may not be exercised.

Consequences of a Person or Group Becoming Acquiring Person.

•
Flip In. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may purchase that number of shares of the Class A Stock (or such other debt or equity securities or other substitution as may be determined by the Company in accordance with the Section 382 Rights Plan) having a market value equal to twice the Exercise Price of the Right. This feature of the plan is referred to as a “Flip In.”

•
Flip Over. If, at any time after a person or group becomes an Acquiring Person, the Company is acquired in a merger or similar business combination, or 50% or more of the Company’s assets or earning power is sold, all holders of Rights except the Acquiring Person may purchase that number of shares of the acquiring entity having a market value equal to twice the Exercise Price of the Right. This feature of the plan is referred to as a “Flip Over.”

Permitted Offer. A tender or exchange offer for all outstanding Class A Stock at a price and on terms determined, prior to the purchase of any shares under the tender or exchange offer, by at least a majority of the disinterested directors on the Board to be adequate (taking into account all factors that such directors deem relevant) and otherwise in the best interests of the Company and its shareholders (other than the Acquiring Person) will be a Permitted Offer. “Disinterested directors” are directors of the Company who are not officers or employees of the Company and who are not the Acquiring Person or an associate or affiliate of the Acquiring Person, or have not been proposed or nominated as a director of the Company by the Acquiring Person.

Preferred Share Provisions. Each one one-thousandth of a Preferred Share, if issued:  will not be redeemable; will entitle holders to quarterly dividend payments of $.001, or an amount equal to the dividend paid on one share of Class A Stock, whichever is greater; will entitle holders upon liquidation to receive $1.00, or an amount equal to the payment made on one share of Class A Stock, whichever is greater; will have the same voting power as one share of Class A Stock; and will entitle holders to receive a payment equal to the payment made on one share of Class A Stock in the event shares of Class A Stock are exchanged in a merger or similar business combination.

The value of each one one-thousandth of a Preferred Share should approximate the value of one share of Class A Stock.

Expiration. The Rights will expire on the earliest of (i) August 6, 2019, (ii) the date the Rights are redeemed, (iii) the date the Rights are exchanged, (iv) the repeal, modification or amendment of Section 382 of the Code or any successor statute if the Board determines that this Agreement is no longer necessary for the preservation of NOLs, (v) the beginning of a taxable year of the Company in which the Board determines that no NOLs may be carried forward and (vi) August 6, 2010, if shareholder approval of the Section 382 Rights Plan has not been obtained.

Redemption. The Board may redeem the Rights for $.001 per Right at any time before the close of business on the tenth Business Day after the first date of public announcement by the Company or an Acquiring Person that a person has become an Acquiring Person. If the Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $.001 per Right. The redemption price will be adjusted in the event of a stock split or stock dividends of the Class A Stock.

Exchange. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the outstanding Class A Stock, the Board may extinguish the Rights by exchanging one share of Class A Stock or any equivalent security for each Right, other than Rights held by the Acquiring Person.

Amendments. The terms of the Section 382 Rights Plan may be amended by the Board without the consent of the holders of the Rights. After the Distribution Date, the Board may not amend the Section 382 Rights Plan in a way that adversely affects holders of the Rights.

Item 2.  Exhibits.

Exhibit No.                      Description

1.	Section 382 Rights Agreement dated August 6, 2009 between PMA Capital Corporation and American Stock Transfer & Trust Company, LLC.

  SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

PMA CAPITAL CORPORATION

By: /s/ Stephen L. Kibblehouse
Name: Stephen L. Kibblehouse
Title: Executive Vice President and General Counsel

Date:  August 7, 2009